SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Anthony Clark International Insurance Brokers Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

18145N 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

CUSIP No. 18145N 10 7	13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Antonio Domenico Consalvo
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship Or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 539,179
	6	Shared Voting Power 0
	7	Sole Dispositive Power 539,179
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 539,179
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 18145N 10 7	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Anthony Clark International Insurance Brokers Ltd.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6
Item 2 (a)	Name of Person Filing:
Antonio Domenico Consalvo
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6
Item 2 (c)	Citizenship: Canadian
Item 2 (d)	Title of Class of Securities: Common Stock, no par value
Item 2 (e)	CUSIP Number:
18145N 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

CUSIP No. 18145N 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
539,179 including options that are exercisable per share within 60 days after December 31, 2004 at an exercise price as follows: 68,837 shares at $0.81 Canadian, expiring August 28, 2008, 100,000 shares at $1.00 Canadian, expiring October 26, 2006 and 31,163 shares at $1.10 Canadian, expiring August 5, 2009.

(b)	Percent of Class:
6.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote 539,179
(ii)	Shared power to vote or direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 539,179
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certification. Not Applicable

CUSIP No. 18145N 10 7	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Antonio Domenico Consalvo Antonio Domenico Consalvo February 2, 2005